SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of  July 2002




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure: Press Release dated July 23, 2002 and Financial Statements for the period ending June 30, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

FOR IMMEDIATE RELEASE

            CGI Reports Solid Growth in Third Quarter of Fiscal 2002

Montreal, July 23, 2002 - CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology and business processing services, today reported unaudited results for its third quarter ended June 30, 2002. All figures are in Canadian dollars unless otherwise indicated.

Third Quarter Highlights

     o Revenue of $553.4 million was 38.9% higher than the comparable period one year ago and 4.0% higher sequentially. Year-over-year organic growth was 9.0% in the third quarter.
     o Net earnings of $36.5 million were 50.0% higher than last year's third quarter comparable cash earnings. Net earnings per share increased to $0.10 from comparable cash net earnings per share of $0.08 in last year's third quarter, notwithstanding a 31.0% increase in weighted average number of shares outstanding.
     o The EBITDA margin improved to 14.4%; the EBIT margin improved to 11.3% and the net margin improved to 6.6%.
     o Cash provided by operating activities totaled $69.8 million, compared with $101.9 million in the third quarter of fiscal 2001, and $28.6 million in the second quarter.
     o The current backlog of signed contracts stands at $10.4 billion with a weighted average remaining contract term of 7.8 years.
     o The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains robust at $5 billion.


                                              3 months    |     Compared to
In millions of $ except per share amount        ended     |    3 months ended
                                               6/30/02    | 6/30/01    3/31/02
                                                 CDN$     |   CDN$       CDN$
----------------------------------------------------------|---------------------
                                                          |
Revenue                                        $553.4     |  $398.5    $531.9
----------------------------------------------------------|---------------------
Earnings before amortization of goodwill                  |
(cash earnings)                                 $36.5     |   $24.3     $33.2
----------------------------------------------------------|--------------------
Net earnings                                    $36.5     |   $17.3     $33.2
----------------------------------------------------------|--------------------
     Cash net earnings per share                $0.10     |   $0.08     $0.09
----------------------------------------------------------|--------------------
     Net earnings per share                     $0.10     |   $0.06     $0.09
----------------------------------------------------------|--------------------
Order backlog                                 $10,400     |  $8,800    $9,100
================================================================================
Note:  In  accordance   with  CICA   recommendations,   CGI  stopped   recording
amortization  of  goodwill  on  October  1,  2001,   rendering  earnings  before
amortization of goodwill (cash net earnings) and net earnings equivalent starting FY02. Numbers reflect modified presentation based on EITF 01-9 of the Financial Accounting Standards Board. CDN$/ 1.56 =1 US$

                                                     CGI Reports 3Q FY02 Results
                                                                   July 23, 2002
                                                                          Page 2


"CGI achieved solid top and bottom line growth during the third quarter, despite a tough operating environment," said Serge Godin, chairman and CEO. "Business was strong across all practices and across all verticals in Canada and the UK. Our leading position and the deep client partnerships that we have built over many years as our clients' preferred IT services provider allowed us to secure a healthy combination of new contract wins, add-on projects, renewals and extensions."

Mr. Godin added, "In the US and in France, the market for systems integration and consulting remains challenging. However, with a return to the SI&C business not expected before the second half of 2003 in these markets, we manage our situation very closely and expect a gradual increase in profitability, despite slow top line growth. Our IT and business process outsourcing contracts in the US are performing very well. Additionally, we have made steady inroads in growing our market presence. Contract bids and proposals we have initiated since the fall are progressing well and the elapsed time in signing new contracts in the US reflects the natural progression of CGI's efforts to build a presence and brand as a full IT and business process outsourcer. With our focus on contracts between $20 million and $250 million per year, we still see a lot of interest and activity in IT and BPS outsourcing and remain optimistic about our prospects for growth."


Preparation of Consolidated Financial Statements
In an ongoing review of new or more precise interpretation of various accounting pronouncements and to maintain its conservative accounting practices, CGI has made modifications or revisions to its financial statements and accompanying notes. As a result of these modifications or revisions, there was no impact on the net earnings or cash flow from operations of the Company.

         Stock-based compensation and other stock-based payments
         On April 1, 2002, the Company decided to early adopt the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 retroactively to October 1, 2001. The Company has chosen to use the new standard that requires pro forma disclosure relating to net earnings and earnings per share figures as if the fair value method of expensing options had been used. The Company's pro forma net earnings per share would have been reduced by $0.01 for the nine-month period ended June 30, 2002 on a weighted average share basis.

         Amortization of incentives related to outsourcing contracts
         During the three months ended June 30, 2002, CGI modified the presentation of the amortization related to incentives granted on outsourcing contracts based on EITF 01-9, "Accounting for consideration given by a vendor to a customer", issued in January 2002 by the Financial Accounting Standards Board. The amortization is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. This modification has no impact on net earnings of the Company. For comparative purposes, revenue for the three-month and nine-month periods ended June 30, 2001 was reduced by $5.6 million and $13.8 million respectively and amortization of contract costs has been reduced by the equivalent amount for both periods. For the three-month and nine-month periods ended June 30, 2002, revenue and amortization of contract costs were both reduced by $7.3 million and $22.8 million, respectively, or less than 1.4% of revenue. The current backlog reflects this change.

                                                     CGI Reports 3Q FY02 Results
                                                                   July 23, 2002
                                                                          Page 3



         Accounts receivable and Deferred revenue
         During the three months ended June 30, 2002, CGI changed the presentation related to Accounts receivable and Deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, Accounts receivable and Deferred revenue were both reduced by $43.8 million and $34.5 million as at June 30, 2002 and September 30, 2001 respectively to conform to the presentation adopted during the current quarter.

         Goodwill and integration liability
         Following a review of the interpretation of the accounting treatment for the integration liability related to business acquisitions, the Company revised its initial purchase price allocation of IMRglobal as of July 27, 2001. Original estimates for the effort and cost that would be required to integrate various support structures between IMRglobal and CGI were scaled back as a result of greater than expected synergies that existed. This revision resulted in a decrease of Goodwill of $17.0 million, a decrease of Accounts payable and accrued liabilities of $20.8 million and a decrease of Future income tax asset of $3.8 million for the period ended September 31, 2001.

         Foreign currency translation adjustment
         For the quarter ended December 31, 2001, CGI revised the calculation of the Foreign currency translation adjustment for the goodwill conversion of its self-sustained foreign subsidiaries in order to use the current exchange rate as opposed to the historical rate. This revision has been applied to the Currency translation adjustment for the year ended September 30, 2001 to be consistent with the method used as of December 31, 2001. This modification has no impact on net earnings of the Company. As such, Foreign currency translation adjustment and Goodwill were both increased by $21.2 million on the Consolidated Balance Sheet as at September 30, 2001.

Third Quarter Results
Third quarter results and all comparisons reflect the aforementioned modifications or revisions, which had no impact on the net earnings of the Company. Revenue for the third quarter ended June 30, 2002 increased 38.9% to $553.4 million, from $398.5 million in the same quarter last year, and was up 4.0% sequentially over second quarter revenue of $531.9 million. The year-over-year organic growth of 9.0% was driven by a combination of new client wins, renewals, and meaningful add-on projects from existing clients.

In the third quarter, revenue from long-term outsourcing contracts represented 71% of the Company's total revenue, including 15% from business processing services, while project oriented consulting and systems integration work represented 29%. Geographically, contribution to revenue was similar to last quarter, with clients in Canada representing 74%; clients in the US representing 20%; and all other regions, 6%. Revenue from clients in the financial services sector remained strong, representing 41% of revenue; while telecom represented 26%; government, 16%; manufacturing, retail and distribution, 14%; utilities and services, 2%; and healthcare, 1%.

Earnings before Depreciation and amortization of fixed assets, and Amortization of contract costs and other long-term assets, Interest and Income taxes (EBITDA)1 for the third quarter

________
1 EBITDA is equal to operating earnings before depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered

                                                     CGI Reports 3Q FY02 Results
                                                                   July 23, 2002
                                                                          Page 4

increased 43.6% to $79.7 million, compared with $55.5 million in the same quarter a year ago, and increased 9.3% on a sequential basis compared with $72.9 million reported in the second quarter. The EBITDA margin improved to 14.4% in the third quarter, compared with 13.9% in last year's third quarter and 13.7% at the end of the second quarter. EBIT, Earnings Before Interest and Taxes, was $62.4 million in the third quarter, up 42.2% over last year's third quarter EBIT of $43.9 million and up 9.3% over second quarter EBIT of $57.1 million. The EBIT margin improved to 11.3% for the quarter, compared with 10.7% in the second quarter and 11.0% in last year's third quarter. EBIT is meaningful because it more accurately reflects earnings after operating costs, including costs related to the amortization and depreciation of fixed assets and amortization of contract costs and other long-term assets.

Net earnings in the third quarter increased 50.0% to $36.5 million, against comparable cash net earnings of $24.3 million in the same quarter a year ago, and were 9.9% higher sequentially, compared with $33.2 million reported in the second quarter. Net earnings per share of $0.10 for the quarter were up over cash net earnings per share of $0.08 reported in last year's third quarter, and up over $0.09 reported in the second quarter of fiscal 2002. The net margin improved to 6.6%, compared with 6.2% in the second quarter and cash net margin of 6.1% in the third quarter of fiscal 2001. In accordance with recommendations of the Canadian Institute of Chartered Accountants (CICA), effective October 1, 2001 CGI stopped recording the amortization of goodwill. As such, net earnings and earnings before amortization of goodwill (cash net earnings) are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings results to cash net earnings figures provided in year-over-year comparisons.

CGI continues to maintain a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy and represent a competitive strength when proposing on outsourcing contracts. At June 30, 2002, the total credit facility available amounted to $218.4 million. As of June 30, 2002, CGI had cash and cash equivalents of $122.9 million, compared with $152.5 million as of March 31, 2002.

Cash provided by operating activities in the third quarter was $69.8 million, up $41.2 million from the previous quarter. The increase reflects an improvement in working capital items and the increased profitability of the company for the quarter. Working capital was driven by a six-day improvement in the days of sales outstanding (DSO), including the collection of the refundable tax credit on salaries, as well as an increase in the current income taxes payable resulting from this collection of the tax credit. Offsetting the improvement in working capital was cash used for purchasing the annual software licenses. Excluding the impact of the net change in working capital items, the cash provided by operations was relatively flat from the previous quarter.

Serge Godin said, "We are very proud of what our management team and members have achieved this quarter. Our continued focus on executing our business model has resulted in one of the highest growth rates and highest net margins in the industry. We realized more synergies from the ongoing integration of our outsourcing contracts and improved efficiencies in many business units. The adjustments made to our operational structure over the last three

___________
by an investor as an alternative to operating income or net income, as an indicator of operating performance or to the statement of cash flows or as a measure of liquidity. EBITDA as presented may not be comparable to similarly titled measures of other companies.

                                                     CGI Reports 3Q FY02 Results
                                                                   July 23, 2002
                                                                          Page 5


months are allowing us to take our BPO and IT operations in the US to a greater level of efficiency as well, by integrating them into our global delivery structure."

Nine-month Highlights
For the first nine months of fiscal 2002 ended June 30, 2002, revenue increased 45.5% to $1,597.8 million, from $1,098.5 million in the corresponding period of 2001. For the first nine months of fiscal 2002, EBITDA increased 54.5% to $221.2 million, from $143.2 million in the same period one year ago. Net earnings in the first nine months increased 60.1% to $100.3 million, from comparable cash net earnings of $62.7 million in the same period one year ago. Basic net earnings per share of $0.27 in the period were up over $0.22 reported in the first nine months of 2001.


Operating Highlights
CGI's growth prospects and solid backlog were improved during the quarter with $2.15 billion in new contract bookings, renewals and extensions, as well as several niche acquisitions made at the business level, which enhanced a vertical offering or geographical presence. Some of the highlights included:

     o The signing of a shareholders' agreement which finalized the terms and conditions of a new jointly-owned information technology (IT) services company, Innovapost, with Canada Post Corporation as the majority owner (51%) and CGI owning 49%. Innovapost will provide all IT services to The Canada Post Group as well as to other postal organizations worldwide. The company has retained 150 employees to date and expects to begin generating revenue by September and to achieve total revenue of $200 million in its first year, ending April 2003, $400.0 million by year three and approximately $3.5 billion over ten years. This contract added approximately $1.75 billion to CGI's backlog over a ten-year period.
     o A signed memorandum of understanding for a ten-year outsourcing agreement valued at $80 million with IT services provider League Data. CGI plans to manage League Data's banking environment and build a new browser-based front-end solution. Shareholders of League Data are expected to vote on this agreement by September 1, 2002.
     o The signing of an $11.5 million, three-year contract extension with Air Canada for enterprise resource planning support and maintenance.
     o The acquisition of electronic solutions provider Myriap, which provides CGI with deeper knowledge in the transactional Web space. Myriap added approximately 60 Toronto and Montreal-based professionals to CGI.
     o The acquisition of Netplex Systems' Retail Division, which served over 240 retail customers including Macy's, Toys "R" Us and Value City with retail solutions that focus on warehouse management, store system integration and distribution. Netplex added 40 professionals located in Oklahoma.
     o The acquisition of Stewart & Stewart Consulting Inc., with revenues of approximately $4.0 million. The Edmonton-based company adds geographic information systems and resource-based systems knowledge with its 35 professionals supplying services primarily to the Alberta government, under an existing outsourcing contract.
     o The signing of a five-year information technology contract with Domtar Inc. valued at $18.5 million whereby CGI will manage and support its mainframe and mid-range environment including hosting the infrastructure for some 42 servers, providing server management services as well as managing the hardware.

                                                     CGI Reports 3Q FY02 Results
                                                                   July 23, 2002
                                                                          Page 6

Initiatives and Outlook
Mr. Godin added, "CGI's growth will continue to be driven by a disciplined financial approach to our four pillars of growth - niche acquisitions; large acquisitions; contracts, renewals and add-on projects; and large IT & BPO outsourcing contracts. Our pipeline of $5 billion in outstanding proposals represents large and mid-sized contracts, with at least a third of these opportunities from US-based clients. Our strong financial position, flexible client partnerships, unique global delivery model, and entrenched quality system give us confidence in the ability to turn this pipeline into backlog and deliver even stronger results going forward."

Guidance
Based on information known today about current market conditions and demand, as well as seasonality typical of the summer quarter, the company has narrowed its guidance for the fiscal year ending September 30, 2002. Base revenue for the year is expected to be between $2.13 billion and $2.15 billion, representing between 36% and 38% growth over fiscal 2001 results. Net earnings per share should be in the range of $0.36 to $0.37.

Margin improvement remains among CGI's most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in SG&A expenses.

CGI will provide guidance for fiscal 2003 when reporting its fourth quarter results. Although still in the planning process for its fiscal year 2003, CGI expects to achieve double-digit rates of growth in the next year. This growth objective is before the effect of potential large outsourcing contracts or large acquisitions.


Quarterly Conference Call
A conference call for the investment community will be held today, July 23, at 10:00 am (Eastern Daylight Time). Participants may access the call by dialing 888-799-1759 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.


Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements,

                                                     CGI Reports 3Q FY02 Results
                                                                   July 23, 2002
                                                                          Page 7


whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.


For more information:

CGI Investor Relations
Julie Creed
Vice-president, investor relations
(312) 201-4803 or (514) 841-3200

Ronald White
Director, investor relations
(514) 841-3230

CGI Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

There are 10 pages of financial tables and notes that accompany this release. Please call us at 514-841-3217 if you would like a faxed copy or visit our website at www.cgi.com.

                      Consolidated Financial Statements of
                                 CGI Group Inc.
                     For the nine months ended June 30, 2002

Consolidated Financial Statements of CGI Group Inc.
For the nine months ended June 30, 2002

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

                                                                         Three months ended June 30,     Nine months ended June 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                              2002            2001    |        2002            2001
------------------------------------------------------------------------------------------------------|-----------------------------
                                                                                                      |
                                                                                 $               $    |           $               $
Revenue                                                                    553,355         398,495    |   1,597,753       1,098,484
------------------------------------------------------------------------------------------------------|-----------------------------
Operating expenses                                                                                    |
     Costs of services, selling and administrative expenses                469,273         339,656    |   1,363,525         946,426
     Research                                                                4,413           3,362    |      12,995           8,881
------------------------------------------------------------------------------------------------------|-----------------------------
                                                                           473,686         343,018    |   1,376,520         955,307
------------------------------------------------------------------------------------------------------|-----------------------------
Earnings before the under-noted:                                            79,669          55,477    |     221,233         143,177
------------------------------------------------------------------------------------------------------|-----------------------------
     Depreciation and amortization of fixed assets                           9,683           8,239    |      29,094          23,013
     Amortization of contract costs and other long-term                                               |
       assets (Note 5)                                                       7,591           3,368    |      20,100           7,010
------------------------------------------------------------------------------------------------------|-----------------------------
                                                                            17,274          11,607    |      49,194          30,023
------------------------------------------------------------------------------------------------------|-----------------------------
Earnings before the following items:                                        62,395          43,870    |     172,039         113,154
------------------------------------------------------------------------------------------------------|-----------------------------
Interest                                                                                              |
     Long-term debt                                                           (696)         (1,114)   |      (2,013)         (2,948)
     Other                                                                   1,030             975    |       1,712           2,097
------------------------------------------------------------------------------------------------------|-----------------------------
                                                                               334            (139)   |        (301)           (851)
------------------------------------------------------------------------------------------------------|-----------------------------
Earnings before income taxes, entity subject to significant                                           |
  influence and amortization of goodwill                                    62,729          43,731    |     171,738         112,303
Income taxes                                                                26,253          19,419    |      71,463          49,658
------------------------------------------------------------------------------------------------------|-----------------------------
Earnings before entity subject to significant influence and                                           |
  amortization of goodwill                                                  36,476          24,312    |     100,275          62,645
Entity subject to significant influence                                         --              --    |          --               7
------------------------------------------------------------------------------------------------------|-----------------------------
Earnings before amortization of goodwill                                    36,476          24,312    |     100,275          62,652
Amortization of goodwill, net of income taxes                                   --           6,972    |          --          19,684
------------------------------------------------------------------------------------------------------|-----------------------------
Net earnings                                                                36,476          17,340    |     100,275          42,968
======================================================================================================|=============================
Weighted average number of outstanding Class A subordinate                                            |
  shares and Class B shares                                            380,103,092     290,069,819    | 376,338,350     284,618,900
======================================================================================================|=============================
Basic earnings per share before amortization of goodwill (Note 3)             0.10            0.08    |        0.27            0.22
======================================================================================================|=============================
Diluted earnings per share before amortization of goodwill (Note 3)           0.10            0.08    |        0.26            0.22
======================================================================================================|=============================
Basic earnings per share (Note 3)                                             0.10            0.06    |        0.27            0.15
======================================================================================================|=============================
Diluted earnings per share (Note 3)                                           0.10            0.06    |        0.26            0.15
====================================================================================================================================

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)
                                                                          Three months ended June 30, |   Nine months ended June 30,
------------------------------------------------------------------------------------------------------|-----------------------------
                                                                              2002            2001    |        2002            2001
------------------------------------------------------------------------------------------------------|-----------------------------

                                                                                 $               $    |           $               $
Retained earnings, beginning of period                                     305,944         208,784    |     245,945         183,156
Share issue costs (Note 3)                                                      --              --    |      (3,800)             --
Net earnings                                                                36,476          17,340    |     100,275          42,968
------------------------------------------------------------------------------------------------------|-----------------------------
Retained earnings, end of period                                           342,420         226,124    |     342,420         226,124
======================================================================================================|=============================

Consolidated Financial Statements of CGI Group Inc.
For the nine months ended June 30, 2002

Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)                                                                             Restated
                                                                          As at June 30, 2002              As at September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           $      |                               $
Assets                                                                                            |
Current assets                                                                                    |
     Cash and cash equivalents                                                       122,927      |                          46,008
     Accounts receivable                                                             262,505      |                         286,156
     Income taxes                                                                         --      |                             979
     Work in progress                                                                 89,851      |                          84,838
     Prepaid expenses and other current assets                                        74,665      |                          48,931
     Future income taxes                                                              14,009      |                          17,998
--------------------------------------------------------------------------------------------------|---------------------------------
                                                                                     563,957      |                         484,910
                                                                                                  |
Fixed assets                                                                         132,548      |                         123,391
Contract costs and other long-term assets                                            413,978      |                         272,403
Future income taxes                                                                   25,201      |                          29,002
Goodwill                                                                           1,102,855      |                       1,118,963
--------------------------------------------------------------------------------------------------|---------------------------------
                                                                                   2,238,539      |                       2,028,669
==================================================================================================|=================================
                                                                                                  |
Liabilities                                                                                       |
Current liabilities                                                                               |
     Accounts payable and accrued liabilities                                        265,074      |                         295,092
     Deferred revenue                                                                 38,332      |                          50,652
     Income taxes                                                                     19,249      |                              --
     Future income taxes                                                              19,478      |                          21,013
     Current portion of long-term debt                                                 5,676      |                           7,528
--------------------------------------------------------------------------------------------------|---------------------------------
                                                                                     347,809      |                         374,285
                                                                                                  |
Future income taxes                                                                   81,358      |                          43,705
Long-term debt                                                                        36,379      |                          32,752
Deferred credits and other long-term liabilities                                      61,747      |                          74,813
--------------------------------------------------------------------------------------------------|---------------------------------
                                                                                     527,293      |                         525,555
--------------------------------------------------------------------------------------------------|---------------------------------
                                                                                                  |
Shareholders' equity                                                                              |
     Capital stock (Note 3)                                                        1,331,246      |                       1,198,096
     Contributed surplus                                                                 211      |                             211
     Warrants and stock options (Note 3)                                              33,835      |                          35,101
     Retained earnings                                                               342,420      |                         245,945
     Foreign currency translation adjustment                                           3,534      |                          23,761
--------------------------------------------------------------------------------------------------|---------------------------------
                                                                                   1,711,246      |                       1,503,114
--------------------------------------------------------------------------------------------------|---------------------------------
                                                                                   2,238,539      |                       2,028,669
====================================================================================================================================


Consolidated Financial Statements of CGI Group Inc.
For the nine months ended June 30, 2002

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)
                                                                           Three months ended June 30,    Nine months ended June 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 2002            2001   |         2002         2001
--------------------------------------------------------------------------------------------------------|---------------------------
                                                                                     $              $   |            $            $
Operating activities                                                                                    |
   Net earnings                                                                 36,476         17,340   |      100,275       42,968
   Adjustments for:                                                                                     |
     Depreciation and amortization of fixed assets                               9,683          8,239   |       29,094       23,013
     Amortization of contract costs and other long-term assets                                          |
           including amount presented as a reduction of revenue (Note 5)        14,855          9,009   |       42,948       20,823
     Amortization of goodwill                                                       --          7,335   |           --       20,779
     Deferred credits and other long-term liabilities                          (15,500)            --   |      (37,812)          --
     Future income taxes                                                         4,054          8,295   |       18,463        6,423
     Foreign exchange loss                                                       3,194          2,511   |          477        4,609
     Entity subject to significant influence                                        --             --   |           --           (7)
   Net change in working capital items                                          17,047         49,134   |      (27,497)      39,760
--------------------------------------------------------------------------------------------------------|---------------------------
Cash provided by operating activities                                           69,809        101,863   |      125,948      158,368
--------------------------------------------------------------------------------------------------------|---------------------------
                                                                                                        |
Financing activities                                                                                    |
   Net variation of credit facility                                               (926)        35,000   |        5,434       55,000
   Decrease of other long-term debts                                            (1,815)       (12,240)  |       (3,746)     (43,934)
   Issuance of shares                                                              340              5   |      129,623          490
   Share issue costs                                                                --             --   |       (5,500)          --
--------------------------------------------------------------------------------------------------------|---------------------------
Cash (used for) provided by financing activities                                (2,401)        22,765   |      125,811       11,556
--------------------------------------------------------------------------------------------------------|---------------------------
                                                                                                        |
Investing activities                                                                                    |
   Business acquisitions (net of cash) (Note 4)                                (15,363)       (61,669)  |      (16,664)    (108,792)
   Investment in a joint venture (Note 4)                                      (26,000)            --   |      (26,000)          --
   Purchase of fixed assets                                                    (12,699)       (10,450)  |      (40,888)     (21,027)
   Proceeds from sale of subsidiary (Note 4)                                    10,365             --   |       10,365           --
   Contract costs and other long-term assets                                   (54,580)       (25,885)  |     (104,079)     (36,260)
--------------------------------------------------------------------------------------------------------|---------------------------
Cash used for investing activities                                             (98,277)       (98,004)  |     (177,266)    (166,079)
--------------------------------------------------------------------------------------------------------|---------------------------
Foreign exchange gain (loss) on cash held in foreign currencies                  1,247         (1,500)  |        2,426          128
--------------------------------------------------------------------------------------------------------|---------------------------
Net (decrease) increase in cash and cash equivalents                           (29,622)        25,124   |       76,919        3,973
Cash and cash equivalents at beginning of period                               152,549         28,190   |       46,008       49,341
--------------------------------------------------------------------------------------------------------|---------------------------
Cash and cash equivalents at end of period                                     122,927         53,314   |      122,927       53,314
========================================================================================================|===========================
                                                                                                        |
Interest paid                                                                      652          1,291   |        1,509        4,040
Income taxes paid                                                               14,967            897   |       33,570       31,515
====================================================================================================================================

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies

These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto for the year ended September 30, 2001.

These interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 2 to the Consolidated Financial Statements for the year ended September 30, 2001, except as noted below. Certain comparative figures in the Consolidated Financial Statements have been reclassified to conform to the current period presentation.

On October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Under the revised
Section 1581, all business combinations are accounted for using the purchase method. Additionally, under Section 3062, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis, including a transitional impairment test whereby any resulting impairment is charged to opening retained earnings. In fiscal 2002, the effect of the non-amortization of goodwill will result in an increase in the consolidated net earnings of approximately $28,800,000. The Company has completed the transitional impairment test and concluded that no goodwill impairment charge needs to be recorded.

The CICA also issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This new section which is effective for fiscal years commencing on or after January 1, 2002, establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The section requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The new standard requires pro forma disclosure relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. On April 1, 2002, the Company decided to early adopt the Handbook Section 3870 retroactively to October 1, 2001. The Company has chosen not to use the fair value method to account for stock-based compensation cost arising from awards to employees. The pro forma disclosure is presented in Note 3.


Note 2 - Preparation of Consolidated Financial Statements

Amortization of incentives related to outsourcing contracts

During the three months ended June 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on recently issued EITF 01-9, Accounting for consideration given by a vendor to a customer, by the Financial Accounting Standards Board. The amortization is now presented as a reduction of revenue as opposed to be shown as amortization of contract costs and other long-term assets. This modification has no impact on the net earnings of the Company. For comparative purposes, revenue of the three-month and the nine-month period ended June 30, 2001 were reduced by $5,641,000 and $13,813,000 respectively and amortization of contract costs has been reduced by an equivalent amount for both periods. Also the adoption of this presentation resulted in a reduction of revenue for the three-month and nine-month period ended June 30, 2002 of $7,264,000 and $22,848,000 respectively.

Foreign currency translation adjustment

During the three months ended December 31, 2001, the Company revised the calculation of the Foreign currency translation adjustment in order to use the current rate as opposed to the historical rate for the goodwill conversion of its self-sustained foreign subsidiaries. This revision has no impact on the net earnings of the Company. The effect of the change on the Foreign currency translation adjustment and Goodwill was to increase both accounts by $21,197,000 in the Consolidated Balance Sheet as of September 30, 2001.

Accounts receivable and Deferred revenue

During the three months ended June 30, 2002, the Company's management changed the presentation related to Accounts receivable and Deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, Accounts receivable and Deferred revenue were reduced by respectively $43,781,000 and $34,511,000 as at June 30, 2002 and September 30, 2001 to conform to the presentation adopted during the current period.

Goodwill and integration liability

Following a review of the interpretation of the accounting treatment for the integration liability related to business acquisitions, the Company revised its initial purchase price allocation of IMRglobal Corp. ("IMR") as of July 27, 2001, as follows: decreases in Goodwill of $17,027,000, in Future income tax asset of $3,783,000 and in integration liability of $20,810,000.

Note 3 - Capital stock, stock options and warrants

Capital stock - Class A subordinate shares carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares.

Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

Stock options - Under a Stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and of its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceding the date of grant. Options generally vest one to three years from the date of the grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death.

Had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001 under this stock option plan, the Company's pro forma net earnings, basic and diluted earnings per share would have been $35,301,000, $0.09 and $0.09, respectively, for the three-month period ended June 30, 2002 and would have been $97,189,000, $0.26 and $0.25 respectively for the nine-month period ended June 30, 2002. These pro forma amounts include a compensation cost based on a weighted-average grant date fair value of $4.47 per stock option for 1,051,267 stock options granted during the nine-month period ended June 30, 2002, as calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.65%, dividend yield of 0.0%, expected volatility of 48.3% and expected life of five years. The pro forma disclosure omits the effect of awards granted before October 1, 2001.

In connection with a business acquisition where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded 3,357,962 out of 8,424,502 options for a consideration of $16,519,000 representing the estimated fair value of the outstanding vested stock options of the acquiree at the date of acquisition.

Warrants - In connection with the signing of a strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contracts or date of business acquisition and have an exercise period of five years. As at June 30, 2002, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006 and remaining 1,118,210 are exercisable at a price of $8.88 per share expiring June 13, 2006. The fair values of the warrants were estimated at their respective grant dates at $19,655,000 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition the "Initial Warrants", CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to the exercise of their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.

Furthermore, subject to regulatory approval, the Company has undertaken in favour of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A subordinate shares on the TSE on the date preceding the issuance of the Extended Warrants.

The following table presents information concerning capital stock issued and paid, stock options and warrants as at June 30, 2002:

Number of shares issued and paid                                                                                           Number
----------------------------------------------------------------------------------------------------------------------------------
Class A subordinate shares                                                                                            339,369,130
Class B shares                                                                                                         40,799,774
----------------------------------------------------------------------------------------------------------------------------------
Total capital stock                                                                                                   380,168,904
Number of stock options (Class A subordinate shares) - Accounted for                                                    2,882,526
Number of stock options (Class A subordinate shares) - Not accounted for                                               20,232,824
Number of warrants  (Class A subordinate shares) - Accounted for                                                        5,118,210
Number of warrants  (Class A subordinate shares and Class B shares) - Not accounted for                                 4,562,058
----------------------------------------------------------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options and warrants                                      412,964,522
==================================================================================================================================

As at June 30, 2002 and September 30, 2001, (after giving retroactive effect of the subdivision of the Company's shares that occured on August 12, 1997, December 15, 1997, May 21, 1998 and January 7, 2000), the Class A subordinate shares and the Class B shares changed as follows:

                                                                                                                       June 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A subordinate shares  |         Class B shares
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                          Number           Amount    |      Number          Amount
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                                                  $  |                             $
Balance, beginning of period                                            327,032,717       1,143,891  |    40,799,774          54,205
Issued for cash (1)                                                      11,110,000         124,988  |            --              --
Issued as consideration for business acquisitions (Note 4)                  210,739           2,261  |            --              --
Options exercised                                                         1,015,674           5,901  |            --              --
-----------------------------------------------------------------------------------------------------|------------------------------
Balance, end of period                                                  339,369,130       1,277,041  |    40,799,774          54,205
====================================================================================================================================
                                                                                                                  September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A subordinate shares  |         Class B shares
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                          Number           Amount    |      Number          Amount
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                                                  $  |                             $
Balance, beginning of period                                            240,755,667         490,645  |    34,846,526           1,162
Issued for cash (1)                                                              --              --  |     5,953,248          53,043
Issued as consideration for business acquisitions (Note 4)               85,835,178         651,010  |            --              --
Options exercised                                                           441,872           2,236  |            --              --
-----------------------------------------------------------------------------------------------------|------------------------------
Balance, end of period                                                  327,032,717       1,143,891  |    40,799,774          54,205
====================================================================================================================================

(1) On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,987,500 before share issue costs of $3,800,000 (net of income taxes of $1,700,000).

The following table presents information concerning stock options and warrants accounted for as at June 30, 2002 and September, 2001:

                                                                                                                       June 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Stock options         |             Warrants
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                          Number           Amount    |      Number          Amount
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                                               $     |                           $
Balance, beginning of period                                            3,139,943         15,446     |    5,118,210         19,655
Granted as consideration for business acquisitions                             --             --     |           --             --
Exercised                                                                (257,417)        (1,266)    |           --             --
-----------------------------------------------------------------------------------------------------|------------------------------
Balance, end of period                                                  2,882,526         14,180     |    5,118,210         19,655
====================================================================================================================================
                                                                                                                  September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Stock options         |             Warrants
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                          Number           Amount    |      Number          Amount
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                                               $     |                           $
Balance, beginning of period                                                   --             --     |           --             --
Granted as consideration for business acquisitions                      3,357,962         16,519     |    5,118,210         19,655
Exercised                                                                (218,019)        (1,073)    |           --             --
-----------------------------------------------------------------------------------------------------|------------------------------
Balance, end of period                                                  3,139,943         15,446     |    5,118,210        19,655
====================================================================================================================================

The following table presents information concerning all stock options granted to certain employees and directors by the Company as at June 30, 2002 and September 30, 2001:

                                                                             June 30, 2002                        September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
Number of options                                                                              |
Outstanding, beginning of period                                                21,083,909     |                          6,413,181
Granted                                                                          1,051,267     |                         10,643,930
Granted as consideration for business acquisitions                                      --     |                          5,066,540
Exercised                                                                         (758,257)    |                           (223,853)
Forfeited and expired                                                           (1,144,095)    |                           (815,889)
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period                                                      20,232,824     |                         21,083,909
====================================================================================================================================

Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30, 2002 and 2001:

                                                                                                         Three months ended June 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                            2002 |                                            2001
---------------------------------------------------------------------------------|--------------------------------------------------
                                       Net earnings  Number of shares  Per share | Net earnings    Number of shares      Per share
                                       (numerator)    (denominator)     amount   | (numerator)      (denominator)          amount
---------------------------------------------------------------------------------|--------------------------------------------------
                                               $                             $   |          $                                   $
Net earnings available to common                                                 |
  shareholders                           36,476         380,103,092       0.10   |     17,340          290,069,819           0.06
---------------------------------------------------------------------------------|--------------------------------------------------
Dilutive options                                          1,646,211              |                         969,315
Dilutive warrants                                         1,547,793              |                         518,130
---------------------------------------------------------------------------------|--------------------------------------------------
Net earnings available to common                                                 |
  shareholders and assumed conversions   36,476         383,297,096       0.10   |     17,340          291,557,264           0.06
====================================================================================================================================
                                                                                                          Nine months ended June 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                            2002 |                                            2001
---------------------------------------------------------------------------------|--------------------------------------------------
                                       Net earnings  Number of shares  Per share | Net earnings    Number of shares      Per share
                                       (numerator)    (denominator)     amount   | (numerator)      (denominator)          amount
---------------------------------------------------------------------------------|--------------------------------------------------
                                               $                             $   |          $                                   $
Net earnings available to common                                                 |
  shareholders                           100,275        376,338,350       0.27   |     42,968          284,618,900           0.15
---------------------------------------------------------------------------------|--------------------------------------------------
Dilutive options                                          3,192,112              |                         881,941
Dilutive warrants                                         2,829,265              |                         151,453
---------------------------------------------------------------------------------|--------------------------------------------------
Net earnings available to common                                                 |
  shareholders and assumed conversions   100,275        382,359,727       0.26   |     42,968          285,652,294           0.15
====================================================================================================================================

Note 4 - Investments in subsidiairies and a joint venture

During the nine months ended June 30, 2002 the Company made four acquisitions for considerations ranging between $3,000,000 and $7,000,000 for a grand total of $21,838,000. The Company began recording the results of operations of these entities at their respective effective acquisition dates. In all cases the Company acquired 100% of the outstanding shares, except in one case where the assets were acquired. Also during the nine months ended June 30, 2002 the Company divested from one of its investments.

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

--------------------------------------------------------------------------------
                                                                              $
Non cash working capital items                                             (314)
Future income taxes                                                         349
Fixed assets                                                              1,109
Contract costs and other long-term assets                                 1,279
Goodwill (1)                                                             19,297
--------------------------------------------------------------------------------
                                                                         21,720
Cash position at acquisition                                                118
--------------------------------------------------------------------------------
Net assets acquired                                                      21,838
================================================================================
Consideration
Cash (including acquisition cost)                                        16,782
Balance of purchase price                                                 2,795
Issuance of 210,739 Class A subordinate shares (2)                        2,261
--------------------------------------------------------------------------------
                                                                         21,838
================================================================================

(1) Of the $19,297,000 allocated as goodwill, $7,437,000 is deductible for tax purposes. Of the total goodwill amount, $10,838,000 is included in the US and Asia Pacific segment and the remaining $8,459,000 is included in the Canada and Europe segment.

(2) The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price for a number of days before and after the announcement date of the agreement.

In addition, AGTI Consulting Services Inc., in which the Company holds a 49% interest, increased its interest in one of its own subsidiaries.

During the three months ended June 30, 2002, the Company finalized the purchase price allocation of assets and liabilities of Confederation des caisses populaires et d'economie Desjardins du Quebec used in data and micro-computing of Mouvement des caisses Desjardins operations acquired on May 1, 2001. From the initial purchase price allocation as per Note 9 to the Consolidated Financial Statements of the Company for the year ended September 30, 2001, this assessment resulted in a decrease of the direct costs accrual of $2,864,000, a decrease of Goodwill of $1,805,000 and a decrease of Future income taxes asset of $1,059,000.

Furthermore, in the three months ended March 31, 2002, the Company reviewed the purchase price allocation of IMR acquired on July 27, 2001. From the initial purchase price allocation as per Note 9 to the Consolidated Financial Statements of the Company for the year ended September 30, 2001, the reclassification resulted in an increase of Contract costs and other long-term assets of $7,577,000, a decrease of Goodwill of $4,925,000 and a decrease of Future income taxes asset of $2,652,000.

Continuity of acquisition and integration liability for IMR
                                                                    Restated
                                                               Balance as at      Paid during the nine months          Balance as at
                                                          September 30, 2001              ended June 30, 2002          June 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                           $                                $                      $
Professional fees                                                      2,834                            2,576                    258
Consolidation and closure of facilities                               12,446                            3,159                  9,287
Severance                                                             11,700                            8,071                  3,629
Other                                                                  1,655                              159                  1,496
------------------------------------------------------------------------------------------------------------------------------------
                                                                      28,635                           13,965                 14,670
====================================================================================================================================

On April 17, 2002, the Company sold its Japanese operations for a cash consideration of $10,365,000 (previously reported at $9,449,000, as per Note 5 - Subsequent event of the interim Consolidated Financial Statements for the quarter ended March 31, 2002), with no resulting gain.

In May 2002, the Company acquired, for a cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost. The Company also made, through Innovapost, an incentive payment of $26,000,000 in favor of Canada Post for the signing of a 10-year outsourcing contract. The aggregate consideration paid out of $52,000,000 by the Company was treated as contract costs for accounting purposes and will be amortized over the length of the contract.


Note 5 - Supplementary contract costs and other long-term assets information

The following table presents information concerning the amortization of Contract costs and other long-term assets including the amortization presented as a reduction of revenue as described in Note 2:

                                                                  Three months ended June 30,     Nine months ended June 30,
----------------------------------------------------------------------------------------------------------------------------
                                                                         2002           2001    |        2002           2001
------------------------------------------------------------------------------------------------|---------------------------
                                                                            $              $    |           $              $
 Amortization presented as a reduction of revenue                       7,264          5,641    |      22,848         13,813
 Amortization presented as an expense                                   7,591          3,368    |      20,100          7,010
------------------------------------------------------------------------------------------------|---------------------------
 Total amortization of contract costs and other long-term assets       14,855          9,009    |      42,948         20,823
============================================================================================================================

Note 6 - Segmented information

Effective October 1, 2001, the Company changed its organizational structure. The Company has three strategic business units ("SBU"), organized according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"). The Company evaluates each SBU's performance under this structure and reports segmented information on that basis.

The following presents information on the Company's operations based on its new organizational structure.

                                                                                               Corporate
As at and for the                                Canada and           US and                expenses and   Intersegment
three months ended June 30, 2002                     Europe     Asia Pacific         BPS        programs    elimination        Total
------------------------------------------------------------------------------------------------------------------------------------
                                                          $                $             $            $             $             $

Revenue                                             465,901           72,104        23,453           --        (8,103)      553,355
Operating expenses                                  371,168           74,804        18,758       17,059        (8,103)      473,686
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                     94,733           (2,700)        4,695      (17,059)           --        79,669
   Depreciation and amortization                     13,488            1,732         1,297          757            --        17,274
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and
   amortization of goodwill                          81,245           (4,432)        3,398      (17,816)           --        62,395
====================================================================================================================================
Total assets                                      1,260,898          721,932        94,149      161,560            --     2,238,539
====================================================================================================================================

As at and for the
three months ended June 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                             347,044           37,184        19,456           --        (5,189)      398,495
Operating expenses                                  282,005           42,307        14,797        9,098        (5,189)      343,018
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                     65,039           (5,123)        4,659       (9,098)           --        55,477
   Depreciation and amortization                      9,984              351           715          557            --        11,607
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and
   amortization of goodwill                          55,055           (5,474)        3,944       (9,655)           --        43,870
====================================================================================================================================
Total assets                                      1,012,348          129,215        80,719       83,541            --     1,305,823
====================================================================================================================================

As at and for the
nine months ended June 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                           1,329,568          245,694        65,944           --       (43,453)    1,597,753
Operating expenses                                1,086,596          239,949        51,161       42,267       (43,453)    1,376,520
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                    242,972            5,745        14,783      (42,267)           --       221,233
   Depreciation and amortization                     38,637            5,526         3,142        1,889            --        49,194
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and
   amortization of goodwill                         204,335              219        11,641      (44,156)           --       172,039
====================================================================================================================================
Total assets                                      1,260,898          721,932        94,149      161,560            --     2,238,539
====================================================================================================================================

As at and for the
nine months ended June 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                             957,785          111,587        56,113           --       (27,001)    1,098,484
Operating expenses                                  786,224          126,646        43,197       26,241       (27,001)      955,307
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                    171,561          (15,059)       12,916      (26,241)           --       143,177
   Depreciation and amortization                     25,672            1,033         2,204        1,114            --        30,023
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes,
   entity subject to significant influence
   and amortization of goodwill                     145,889          (16,092)       10,712      (27,355)           --       113,154
====================================================================================================================================
Total assets                                      1,012,348          129,215        80,719       83,541            --     1,305,823
====================================================================================================================================

Note 7 - Subsequent event

On July 9, 2002, the Company acquired the assets of IMPLETECH International Inc. for a total consideration of $2,100,000.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CGI GROUP INC.
                                        (Registrant)


Date:  July 23, 2002                By /s/ Paule Dore
                                       Name:    Paule Dore
                                       Title:   Executive Vice President
                                                and Chief Corporate Officer
                                                and Secretary